Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

ACQUISITION OF BONANZA CREEK ENERGY November 15, 2017

Cautionary Statements This presentation may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future operations, future development plans and appraisal programs, future drilling inventory and locations, estimated acreage positions held by production or unit, estimated production, price realizations and differentials, rates of return, reserves, anticipated reservoir characterization activities, projected capital expenditures, projected operating costs, projected general and administrative and other costs, operational optimization initiatives, anticipated efficiency improvements and cost reductions, infrastructure investment, liquidity and capital structure, future acquisition cost savings, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.  These risks and uncertainties include, but are not limited to:  the failure of the shareholders of Bonanza Creek to approve the proposed merger or the shareholders of SandRidge to approve the stock issuance; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Bonanza Creek’s business and operations with SandRidge’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of SandRidge following completion of the proposed merger; and any changes in general economic and/or industry specific conditions. SandRidge and Bonanza Creek caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the proposed transaction or other matters attributable to SandRidge and Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement, and neither SandRidge nor Bonanza Creek undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. Forward Looking Statement www.sandridgeenergy.com

Other Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge will file with the SEC a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge.  SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge's Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136. Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph. Important Information for Investors and Shareholders www.sandridgeenergy.com Participants in the Solicitation

# SandRidge Acquisition of Bonanza Creek

## Strategic acquisition of high-return, repeatable, drill-ready projects will enhance value and long-term cash flow generation

### Strong strategic asset mix to drive future returns

- DJ Basin immediate development drilling complements North Park Basin delineation
- Highly delineated 67k contiguous net acres in oil window of DJ Basin
- Stacked pay resource with over 650 gross producing wells
- Operations enhanced by company-owned midstream infrastructure

### Increases oil exposure and adds scale

- 15.8 MBoepd (52% oil) total production[2]
- 91 MMBoe proved reserves[3] (56% proved developed and 55% oil)
- ~970 2P horizontal Niobrara and Codell locations
- Deep inventory of locations with >40% returns at strip[4]
- Significantly expands development portfolio

### Captures operational, technical and financial synergies

- Improved returns generated from mutual learnings
- Continued focus on cost reduction
- Overhead and field-level costs reduced with greater scale
- Strong pro forma balance sheet and liquidity

### Sequencing of oil-weighted growth opportunities


67k
73% HBP
DJ BASIN
360k
87% HBP
MISS LIME
11k
89% HBP
COTTON VALLEY
NORTH PARK
123k
58% HBP[1]
NW STACK
70k
41% HBP
CO
KS
OK
AR
OKLAHOMA CITY
SandRidge Assets
Bonanza Creek Assets

(1) Held by production (HBP) or held by unit
(2) Q3'17 average daily production
(3) YE'16 Reserves as of 12.31.16 and SEC pricing ($42.75 / $2.48)
(4) Based on 10.27.17 NYMEX strip pricing

4 www.sandridgeenergy.com

# Pro Forma SandRidge Energy

The acquisition of Bonanza Creek balances our portfolio by adding assets in the established DJ Basin. Bonanza's inventory provides high-return drilling opportunities ready for immediate development. North Park progresses toward full-field development, NW STACK continues to undergo cost effective delineation under the Drilling Participation Agreement and the more mature Mississippian and Cotton Valley assets generate significant cash flow. While retaining low leverage and strong liquidity, our focus on cost reduction and synergies will unlock the strategic value of combining these assets together.

## BALANCE SHEET

- PF liquidity of ~$350MM[1]
- Moderate level of outspend
- Protect the balance sheet
- 1.0x net debt/EBITDA[2]

## NIOBRARA

### DJ BASIN

- Expands high-return, repeatable inventory
- Stacked pay (Niobrara & Codell)
- Development drilling
- Enhanced completions upside
- Company owned infrastructure
- >50% oil resource

### NORTH PARK BASIN

- Deep and compelling inventory
- All four benches productive
- Tighter spacing upsides
- Progress toward full-field development
- Held by production or unit
- >80% oil resource

## MID-CONTINENT

### NW STACK

- Drilling Participation Agreement funding
- Cost effective 1-2 year delineation program
- Meramec and Osage stacked pay
- 70k net acres in 3 counties
- Oil-weighted returns

### MISSISSIPPIAN & COTTON VALLEY

- High-graded harvest
- Cash flow generation for reinvestment into high return projects
- Continued cost reductions
- Well design innovation

(1) As of September 30, 2017 pro forma for transaction
(2) "EBITDA" and "net debt" are non-GAAP financial measures. EBITDA is shown here as LTM Adjusted EBITDA. Definitions and reconciliations are provided on slide 21

5

# Strategic Niobrara Addition

## DJ Basin is analogous and complementary to North Park Basin

### DJ BASIN

- >50% oil resource
- Stacked pay
- 6,000 – 8,000 ft deep
- ~275' gross thickness
- Porosity of 6-14%

### NORTH PARK BASIN

- >80% oil resource
- Stacked pay
- 6,000 – 9,000 ft deep
- ~460' gross thickness
- Porosity of 6-9%


LARAMIE BASIN
• ~970 2P Locations
• >40% IRRs at strip
>50% OIL
DJ BASIN
SAND WASH BASIN
>80% OIL
NORTH PARK BASIN
• ~1,200 2P Locations
• >40% IRRs at strip
DENVER
North Park
DJ Basin
DENVER
CO
Combined company acreage in predominantly rural areas

(1) IRRs based on 10.27.17 NYMEX strip pricing

6 www.sandridgeenergy.com

# Transaction Overview

## Strategic acquisition demonstrates focus on long term oil-weighted value creation

| | |
|---|---|
| **Terms** | • Total transaction value of $746MM[1], including $398MM of cash<br>• Bonanza Creek shareholders will receive $19.20 per share in cash and $16.80 per share in SandRidge common stock, subject to the collar mechanism<br>• Represents 53% cash and 47% stock consideration |
| **Key Asset Information** | • Current production of 15.8 MBoepd[2] (52% oil)<br>• Proved reserves of 91 MMBoe[3] (55% oil)<br>• 67,000 net acres in DJ Basin (73% HBP)<br>• ~970 2P horizontal Niobrara and Codell locations |
| **Valuation Metrics** | • Accretive to cash flow per share<br>• $47k per Boepd<br>• $8.23 per Boe of proved reserves[3]<br>• $5.2k per net acre[4] |
| **Pro Forma Ownership** | • Bonanza Creek shareholders to own approximately 33% of combined company[1]<br>• Bonanza Creek to nominate one director to SandRidge Board of Directors |
| **Key Conditions and Timing** | • SandRidge and Bonanza Creek shareholders' approval<br>• Customary regulatory approvals<br>• Expected closing in Q1'18 |

(1) Subject to the collar mechanism
(2) Q3'17 average daily production
(3) YE'16 Reserves as of 12.31.16 and SEC pricing ($42.75 / $2.48)
(4) Assumes $25,000 per flowing barrel of oil equivalent

7 www.sandridgeenergy.com

# Strategic Rationale

## Enhanced scale of oil-weighted development drilling

| | |
|---|---|
| Strong Strategic Fit | • DJ Basin development strengthens existing portfolio<br>• ~970 2P horizontal Niobrara locations<br>• Immediate oil-weighted development drilling<br>• High-return DJ Basin projects enhance inventory<br>• Increases Niobrara technical experience and expertise |
| Drives Returns and Cash Flow Growth | • Increases oil content and operating margins<br>• Cash flow generation supports development with optionality to accelerate drilling pace<br>• Immediately drillable inventory located in well-delineated areas<br>• Company owned midstream infrastructure enhances margins and lowers E&P breakevens |
| Increases Scale, Supporting Growth | • >$1B market capitalization of pro forma company[1]<br>• 54.6 MBoepd of production[2]<br>• 255 MMBoe of 1P reserves[2,3]<br>• 260k net acres[2] in three oil-weighted growth assets |
| Maintains Strong Balance Sheet | • Combining two unlevered balance sheets<br>• Low pro forma leverage and ample liquidity support high margin growth ability<br>• 1.0x net debt/EBITDA[4] and ~$350MM of pro forma liquidity |
| Generates Meaningful Synergies | • Complementary operations provide catalyst for cost reduction and operational efficiencies<br>• Shared experiences and expertise enhance technical value across complete asset base<br>• ~$20MM of anticipated annual G&A savings |

(1) Implied market cap at current prices
(2) Pro forma of combined companies
(3) YE'16 Reserves as of 12.31.16 and SEC pricing ($42.75 / $2.48)
(4) "EBITDA" and "net debt" are non-GAAP financial measures. EBITDA is shown here as LTM Adjusted EBITDA. Definitions and reconciliations are provided on slide 21

8 www.sandridgeenergy.com

SandRidge maintains low leverage with enhanced liquidity Pro Forma Capitalization Cash and RBL pro forma for acquisition of Bonanza including transaction fees and expenses Pro forma RBL availability and liquidity assumes SandRidge plus Bonanza Creek RBL “EBITDA” and “net debt” are non-GAAP financial measures. EBITDA is shown here as LTM Adjusted EBITDA. Definitions and reconciliations are provided on slide 21 Capitalization SandRidge as of Sep 30th Bonanza Creek as of Sep 30th Adj. Pro Forma SandRidge Cash1 133 31 (154) 10 Revolver1 0 0 274 274 Building Note 38 0 -- 38 Total Debt 38 0 274 311 Revolver Availability2 418 192 (274) 336 Liquidity2 551 223 (428) 346 LTM EBITDA3 215 81 -- 296 Net Debt / LTM EBITDA3 0.0x 0.0x -- 1.0x

Increased oil production, cash flow and locations while maintaining low leverage Key Combined Company Metrics EBITDA and net debt are non-GAAP financial measures as defined on slide 21. 2017E EBITDA is per consensus research estimates; cash flow from operations (CFFO) is calculated as EBITDA less consensus interest expense research estimates. Information to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measure is not available at this time, as these are consensus research estimates Assumes annual synergies of $19MM based on management projections As of 12.31.16, operated only 3 1

# Development Drilling Strengthens Capital Allocation

## Reinvesting mature asset cash flow into oil-weighted, high-return projects

### DJ Basin

- Deep inventory of high return development locations
- ~970 2P locations available
- Midstream infrastructure in-place

### North Park Basin

- Spacing tests and delineation of deep and compelling inventory
- Progress toward full field development

### NW STACK

- $200MM Drilling Participation Agreement
- Cost effective 1-2 year delineation drilling

### Miss Lime and Cotton Valley

- Attractive funding mechanism for reinvestment into high return projects

**Enhanced Oil-Weighted Portfolio**



DJ BASIN
Development
NORTH PARK BASIN
Delineation
DENVER
CO
Mature
MISS LIME
KS
OK
Mature
COTTON VALLEY
NW STACK
Delineation
OKLAHOMA CITY
AR

11

www.sandridgeenergy.com

Located in Oil Window of DJ Basin Targeting Niobrara B, C and Codell in the DJ Basin Highly delineated 67k net acres (73% HBP) in oil window Acreage outside of urban populated areas One rig currently running 12.5 MBoepd (51% oil) production1 650 gross producing wells (440 horizontal) Deep inventory 78 MMBoe proved reserves2 (55% oil and 49% PD) ~970 2P locations Company owned midstream infrastructure Developed basin with enhanced completions driving returns Q3’17 average production in DJ Basin SEC reserves as of 12.31.16 DJ Basin Weld Morgan Laramie Kimball Larimer Adams WY NE CO Highly Delineated, Mature Basin Oil Window Bonanza Creek Anadarko Bill Barrett Carrizo Noble Energy PDC Energy SRC Energy Extraction

1 XRL, 2 SRLs Proppant: 1,500 lbs/lateral ft Stage Spacing: 130 ft 1 SRL completed w/ slick water Est. First Production: Nov 2017 2 XRLs Proppant: 2,000 lbs/lateral ft Stage Spacing: 100 ft First Production: Nov 2017 4 SRLs Proppant: 2,000 lbs/lateral ft Stage Spacing: 100 ft First Production: July 2, 2017 1 2 3 4 5 1 2 3 8 SRLs Proppant: 2,000 lbs/lateral ft Stage Spacing: 100 ft Est. First Production: Q1’18 8 XRLs Proppant: 2,000 lbs/lateral ft Stage Spacing: 130 ft Est. First Production: Q1/Q2’18 4 5 Completed as of Nov 9, 2017 In-process Running one rig through 2H’17 Non-op Pads Bonanza Creek 2017 Capital Program Focus on capital efficient, multi-well pad development with enhanced completions 25 operated and 18 non-operated completions All wells will test increased completion intensity compared to previous Bonanza Creek designs Capital focused on western acreage and delineation of French Lake

Completion Design Evolution Maximizing well performance through enhanced completion design 2013 2014 2015 2017 Program – 25 operated and 18 non-operated wells using enhanced completion designs in 2H’17 and 1H’18 Completion design now using plug-and-perf vs. sliding sleeve Results – First operated pad with enhanced completions outperforming standard proppant loads and stage spacing Completion design metrics for typical 4,100’ well 18 60k BBls Stages 4MM Lbs. 60k BBls 4MM Lbs. 28 Stages 94k BBbls 25 Stages 4MM Lbs. 8MM Lbs. 127k BBbls 41 Stages

# Enhanced Completion Results

## Improved oil production due to enhanced completions



CUMULATIVE PRODUCTION (3-STREAM) MBOE
50
40
30
20
10
0
0
30
60
90
120
150
Time (days)
Enhanced Completion
Standard Completion
43%
Outperformance



CUMULATIVE OIL PRODUCTION (MBBLS)
50
40
30
20
10
0
0
30
60
90
120
150
Time (days)
Enhanced Completion
Standard Completion
61%
Outperformance



Weld
Legacy Acreage

- North Platte F13 Pad (5 wells – standard completion)
- North Platte 44-13 Pad (4 wells – enhanced completion)

**Standard Completion**

Completion Type: Sliding Sleeve
Flowback Strategy: Standard
Proppant Intensity: 978#/ft
Stage Spacing: 228 ft

**Enhanced Completion**

Completion Type: Plug-and-perf
Flowback Strategy: Enhanced Recovery
Proppant Intensity: 1,966#/ft
Stage Spacing: 101 ft

15 www.sandridgeenergy.com

Midstream and Marketing Oil, Gas and Water Gathering RMI 100% company owned Enhances operations Drives operating, capital and surface use efficiency Provides flexibility and access to additional third-party gathering/processing partners Rocky Mountain Infrastructure (RMI) provides operational flexibility Gas Processing and Takeaway DCP primary gas processor with five interconnects on RMI system 15 year gas purchase agreement with Sterling Energy Investments reduces recent bottlenecking Commenced deliveries on November 11, 2017 6.5 MMcfpd by late 2017 Ongoing evaluation of additional opportunities to diversify gas takeaway options Infrastructure assets include: Four central production facilities with 24 MBblspd capacity 100 MMcfpd of gathering capacity Six compressor stations (13,500 HP) 12 miles of water transport pipeline

# Strategic Rationale

## Enhanced scale of oil-weighted development drilling

| | |
|---|---|
| Strong Strategic Fit | • DJ Basin development strengthens existing portfolio<br>• ~970 2P horizontal Niobrara locations<br>• Immediate oil-weighted development drilling<br>• High-return DJ Basin projects enhance inventory<br>• Increases Niobrara technical experience and expertise |
| Drives Returns and Cash Flow Growth | • Increases oil content and operating margins<br>• Cash flow generation supports development with optionality to accelerate drilling pace<br>• Immediately drillable inventory located in well-delineated areas<br>• Company owned midstream infrastructure enhances margins and lowers E&P breakevens |
| Increases Scale, Supporting Growth | • >$1B market capitalization of pro forma company[1]<br>• 54.6 MBoepd of production[2]<br>• 255 MMBoe of 1P reserves[2,3]<br>• 260k net acres[2] in three oil-weighted growth assets |
| Maintains Strong Balance Sheet | • Combining two unlevered balance sheets<br>• Low pro forma leverage and ample liquidity support high margin growth ability<br>• 1.0x net debt/EBITDA[4] and ~$350MM of pro forma liquidity |
| Generates Meaningful Synergies | • Complementary operations provide catalyst for cost reduction and operational efficiencies<br>• Shared experiences and expertise enhance technical value across complete asset base<br>• ~$20MM of anticipated annual G&A savings |

(1) Implied market cap at current prices
(2) Pro forma of combined companies
(3) YE'16 Reserves as of 12.31.16 and SEC pricing ($42.75 / $2.48)
(4) "EBITDA" and "net debt" are non-GAAP financial measures. EBITDA is shown here as LTM Adjusted EBITDA. Definitions and reconciliations are provided on slide 21

17 www.sandridgeenergy.com

appendix

Pro Forma Derivatives

OIL	Q1'18	Q2'18	Q3'18	Q4'18	FY 2018	Q1'19	Q2'19	Q3'19	Q3'19	FY 2019
SWAPS										
Total Volumes (MMBbls)	0.99	0.91	0.83	0.74	3.47	0.27	0.27	0.28	0.28	1.1
Daily Volumes (MBblspd)	11.0	10.0	9.0	8.0	9.5	3.0	3.0	3.0	3.0	3.0
Price ($/Bbl)	$54.18	$53.85	$54.34	$54.21	$54.14	$53.46	$53.46	$53.46	$53.46	$53.46
COLLARS										
Total Volumes (MMBbls)	0.18	0.18	0.18	0.18	0.73	0.18	0.12	n/a	n/a	0.3
Daily Volumes (MBblspd)	2.0	2.0	2.0	2.0	2.0	2.0	1.3	n/a	n/a	0.8
Price ($/Bbl)	$42/$52.50	$42/$52.50	$43/$53.50	$43/$53.50	$42.50/$53	$43/$54.53	$44/$54.79	n/a	n/a	$43.5/$54.66

NATURAL GAS	Q1'18	Q2'18	Q3'18	Q4'18	FY 2018	Q1'19	Q2'19	Q3'19	Q3'19	FY 2019
SWAPS										
Total Volumes (Bcf)	6.84	3.64	3.68	3.68	17.84	n/a	n/a	n/a	n/a	n/a
Daily Volumes (MMBtupd)	76.0	40.0	40.0	40.0	48.9	n/a	n/a	n/a	n/a	n/a
Price ($/MMBtu)	$3.25	$3.11	$3.11	$3.11	$3.16	n/a	n/a	n/a	n/a	n/a
COLLARS										
Total Volumes (Bcf)	0.5	0.5	0.5	0.5	2.0	0.2	0.1	n/a	n/a	0.31
Daily Volumes (MMBtupd)	5.6	5.6	5.6	5.6	5.6	2.6	0.9	n/a	n/a	0.85
Price ($/MMBtu)	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.43	$2.75/$3.40	$2.75/$3.40	n/a	n/a	$2.75/$3.40

Note: as of 11.13.17

19

# Project EURs, Economics and Inventory

## Sequenced oil-weighted growth opportunities

| EURs and ECONOMICS | DJ BASIN[a] | | NORTH PARK | MERAMEC | |
|---|---|---|---|---|---|
| | XRL | SRL | XRL | XRL | SRL |
| EUR, MBoe[b]<br>% Oil | **580 – 780**<br>~50% | **300 – 400**<br>~50% | 600<br>80%+ | 800 – 1,000<br>40%+ | 500 – 600<br>40%+ |
| D&C ($MM) | **$5.5** | **$3.1** | $6.7 - $7.2 | $6.5 | $4.4 |
| IRR[c] | **36 - 51%** | **28 - 42%** | 39 - 47% | 18 - 32% | 14 - 24% |
| PV-10[c][d] ($MM) | **$2.4 - $3.7** | **$0.9 - $1.6** | $3.6 - $4.1 | $1.5 - $3.6 | $0.4 - $1.5 |

| INVENTORY | DJ BASIN | NORTH PARK | NW STACK | MISSISSIPPIAN |
|---|---|---|---|---|
| PUD (Hz laterals)[e] | **220** | 106 | 6 | 51[f] |
| Probable (Hz laterals) | **~750** | ~1,050 | Under evaluation<br>(4-8 per section) | ~180[f] |
| Net acres | **67k** | 123k | 70k | 360k |
| HBP or HBU | **73%** | 58% | 41% | 87% |

a) Based on anticipated near-term development drilling inventory
b) 3-stream EUR
c) 10.27.17 Strip pricing (~$50 /~$3.00) at 100% Working Interest
d) PV-10 of strip-based proved reserves is a non-GAAP financial measure and differs from standardized measure because it reflects the estimated proved reserves economically recoverable based on forward NYMEX strip prices rather than SEC pricing and does not include the effects of income taxes on future net revenues. Information to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measure is not available at this time, as these are illustrative PV-10 ranges.
e) As of 12.31.16, operated only
f) Excluding ~70 Proven + Probable Chester locations

20 www.sandridgeenergy.com

Non-GAAP Financial Measures The Company defines EBITDA as net (loss) income before income tax (benefit) expense, interest expense, depreciation and amortization –other and depreciation and depletion – oil and natural gas. Adjusted EBITDA, as presented herein, is EBITDA excluding asset impairment, stock-based compensation, loss (gain) on derivative contracts, cash received upon settlement of derivative contracts, loss on settlement of contract, restructuring costs, oil field services – exit costs, gain on extinguishment of debt, reorganization items employee incentive and retention and other various items. Adjusted EBITDA is a supplemental financial measures used by the Company’s management and by securities analysts, investors, lenders, rating agencies and others who follow the industry as an indicator of the Company’s ability to internally fund exploration and development activities and to service or incur additional debt. The Company uses this measure because it relates to the timing of cash receipts and disbursements that the Company may not control and may not relate to the period in which the operating activities occurred and it allows the Company to compare its operating performance and return on capital with those of other companies without regard to financing methods and capital structure. Adjusted EBITDA should not be considered as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, the Company’s adjusted EBITDA may not be comparable to similarly titled measures used by other companies. SandRidge Energy Reconciliation to Adjusted EBITDA *In thousands Twelve Months Ended 9/30/2017 Net income (loss) $(268,160) Depreciation, depletion and amortization 131,260 Accretion 6,938 Impairment 322,562 Bad debt expense (13,034) Stock Compensation 12,755 Transaction costs - Shareholder litigation costs - Employee bonus - LTI portion 2,843 Restructuring costs1 8,543 Severance 17,149 Oilfield services exit costs 2,881 Loss (gain) on derivate contracts (20,372) Cash received (paid) on settlement of derivatives2 15,398 Contractual maturity reached on previous early settlements 5,757 (Gain) Loss on Sale of Assets 177 Interest expense, net 3,129 Gain on reorganization items, net - Other income (4,966) Other non-operating cash income 421 Income tax provision (benefit) (8,487) Adjusted EBITDA $214,794  Bonanza Creek Reconciliation to Adjusted EBITDA *In thousands Twelve Months Ended 9/30/2017 Net income (loss) $(63,926) - Exploration 4,061 Depreciation, depletion and amortization 66,864 Impairment of proved properties - Abandonment and impairment of unproved properties 229 Stock based compensation1 14,354 Severance costs1 1,605 Advisor fees related to financial alternatives1 14,457 Contract settlement expense 21,000 Interest expense 21,958 Derivative (gain) loss 2,272 Derivative cash settlements 2,584 Pre-petition advisory fees1 683 Post-petition restructing fees1 3,740 Reorganization items (8,808) Income tax benefit - Adjusted EBITDA $81,073 Includes severance Excludes amounts received for early settlement of contracts Includes a portion of general and administrative expense on the consolidated statement of operations Net Debt to Debt Reconciliation In Thousands As of 9/30/17 SandRidge Energy Debt $37,601 Less: Cash and Cash Equivalents1 (133,201) Net Debt $0 Bonanza Creek Debt $0 Less: Cash and Cash Equivalents (31,096) Net Debt $0 SandRidge cash as of 9/30/17 is exclusive of $2.3MM of restricted cash “Net debt,” also a non-GAAP financial measure, is debt (the most comparable GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and equivalents. Management believes that net debt to capital is an important measure to monitor leverage and evaluate the balance sheet.